UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Name: Federal Life Trust
Address of Principal Business Office:
3750 West Deerfield Road
Riverwoods, Illinois 60015
Telephone Number: (800) 233-3750
Name and Address of Agent for Service of Process:
William S. Austin
President and Chief Operating Officer
Federal Life Insurance Company (Mutual)
3750 West Deerfield Road
Riverwoods, Illinois 60015
Copy to:
Michael K. Renetzky, Esq.
Locke Lord Bissell & Liddell LLP
111 South Wacker Drive
Chicago, Illinois 60606
Check Appropriate Box:
Registrant is filing a Registration pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: ☑ Yes     ☐ No
A copy of the Certificate of Trust of the Federal Life Trust is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

SIGNATURE
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the Village of Riverwoods and State of Illinois on the 21st day of November, 2007.

FEDERAL LIFE TRUST
By:	/s/ William S. Austin
William S. Austin
Initial Trustee

Attest:
By:	/s/ Judy A. Manning
Judy A. Manning
Secretary Federal Life Insurance Company (Mutual)